Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    November    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________


VANCOUVER, BRITISH COLUMBIA, November 18, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") reports that the Company has received a further $500,000 through the exercise of 2,000,000 warrants.

Pine Valley has recently undertaken a number of financial arrangements following its announcement on October 27, 2004 that, based upon an increase in the cost estimates for certain capital projects at the Willow Creek mine and its strategic decision to accelerate certain project expenditures intended to increase production capacity and proven reserves, that it anticipated it would require approximately $10 million in additional financing. The Company has received or is in the process of completing arrangements to receive the following funds:

RECENT FUNDS RECEIVED OR FINANCIAL ARRANGEMENTS INITIATED

   Loan (from The Rockside Foundation)    US$7.0 million   CAD $8.35 million
   Recent Warrant and Option Exercises                     CAD $1.83 million
   TOTAL                                                  CAD $10.18 million

The funds will be used by the Company for further development of the Willow Creek Mine and general working capital.





PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie                          Mark Fields
President & CEO                           Executive Vice President
(604) 682-4678                           (604) 682-4678
Vancouver, British Columbia, Canada       Vancouver, British Columbia, Canada
gmackenzie@pinevalleycoal.com             mfields@pinevalleycoal.com



The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



CAUTIONARY STATEMENT

This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2004.









                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    November 18, 2004                    "Graham Mackenzie"
                                      President and Chief Executive Officer